Exhibit 99.1

China Yuchai Re-finances Existing Credit Facility

Singapore, Singapore – March 25, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai”, “CYI” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today that it has entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch, to re-finance its existing US$25.0 million unsecured revolving credit facility which matured on 20 March 2008. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of Singapore Dollars $21.5 million with a one — year duration. The new facility will be used to finance the Company’s long-term general working capital requirements.

Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of CYI’s special share and that CYI remains a consolidated subsidiary of HLA under the Singapore Financial Reporting Standards. The terms of the facility also include certain financial covenants with respect to CYI’s tangible net worth and net debt ratio throughout the term of the facility as well as negative pledge provisions.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

The Global Consulting Group

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com